SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp Announces the Right of Withdrawal and the Payment of Interim Dividends and Interests on the Company's Net Worth" dated on August 03, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Right of Withdrawal and the Payment of Interim Dividends and Interests on the Company’s Net Worth

August 03, 2006 (04 pages)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; August 03, 2006) The management of Telecomunicações de São Paulo S/A –TELESP (NYSE: TSP; BOVESPA: TLPP) announces the following:

Telecomunicações de São Paulo S.A. – TELESP (“TELESP”) and Telefônica Data Brasil Holding S.A. (“TDBH”) inform their shareholders and the market in general that, considering the resolutions taken in the Extraordinary General Shareholders’ Meetings of TELESP and TDBH held on April 28, 2006 and published in the Diario Oficial do Estado de São Paulo and other major newspapers on June 28, 2006, and considering the unanimous decision of the 10th Chamber of the Private Right Section of the Justice Court of the state of São Paulo (10a Câmara da Seção de Direito Privado do Tribunal de Justiça do Estado de São Paulo) disclosed through Relevant Fact dated as of July 27, 2006, whose summary was published by Diario Oficial do Estado de São Paulo, Poder Judiciário, Section 1, Part 1, Page 65, on July 28, 2006, the merger of TDBH into TELESP is fully approved, effective on July 28, 2006.

Complementing the Relevant Fact of July 27, 2006 and the Notice to Shareholders of May 23, 2006, the following additional clarifications are attached regarding: (i) the exercise of the right of withdrawal by the dissident shareholders of TDBH; (ii) the process of issuance of shares of TELESP in lieu of the shares of TDBH that will be canceled as a result of the merger; and (iii) the payment of Dividends and Interests on the Company’s Net Worth by TELESP to the shareholders of TDBH that will receive shares of TELESP as a consequence of the merger.

I) RIGHT OF WITHDRAWAL

1.1	Dissident Shareholders: The period for the exercise of the right of withdrawal for the dissident shareholders of TDBH started on July 28, 2006, according to the relevant fact published on that date. The right of withdrawal can be exercised by the owners of common or preferred shares of TDBH registered as such on March 09, 2006, in the terms of item 8.5 of the relevant fact dated as of March 09, 2006. The value of reimbursement for the shares of TDBH is the one informed in item 8.4 of the relevant fact dated on March 09, 2006. For TDBH ADS holders, under Brazilian law the right of withdrawal relating to the preferred shares which underlie the ADRs is vested in the Depositary for the TDBH ADR program, which is the registered holder of such preferred shares in Brazil. Under the deposit agreement for the TDBH ADR program, TDBH ADS holders do not have the right to request the Depositary to exercise the right of withdrawal in respect of such shares; therefore the Depositary will not exercise such right.

1.2	Deadline to exercise the right: The right of withdrawal may be exercised by the shareholders referred in item 1.1 above that wish to do so from July 28, 2006 until August 28, 2006.

1.3	Procedure:

Shareholders participating in the Stock Exchanges Custody Program must exercise the right of withdrawal through Broker Dealers.

Shareholders whose shares are in custody at Banco ABN AMRO Real S.A. must exercise the right of withdrawal at the branches of the bank.

1.4	Payment: The payment to the shareholders that exercise the right of withdrawal will take place from September 01, 2006 on.

II) TRADING AND ISSUANCE OF SHARES

2.1	Trading of shares:

Regardless of the implementation of the merger on July 28, 2006, under the terms of article 227, paragraph 3 of the Law 6404/76, the São Paulo Stock Exchange (“Bovespa”) establishes that due to operational reasons, the shares of TDBH must remain traded separately from the shares of TELESP until the end of the period to exercise the right of withdrawal. Therefore, the shares of TDBH and TELESP are being traded as follows:

	a)	The sale of shares of TDBH through bank agreements will be suspended from August 24, 2006 on;

	b)	The over-the-counter transfer of shares of TDBH, as well as the blockage of OTA (Share Transfer Orders) at the depositary bank (Banco ABN AMRO Real S.A.) for brokers will be suspended from August 30, 2006 on;

	c)	Shareholders of TDBH requesting transfer, sell or blockage of shares will be served until August 29, 2006;

	d)	From August 30, 2006 on, the shares of TDBH will no longer be traded;

	e)	The trading of shares of TELESP in the stock exchanges will not be stopped;

	f)	From September 04, 2006 on, the new shares of TELESP issued as a result of the merger will be credited.

2.2	Issuance of Shares of TELESP:

	a)	According to item 5.4 of the Relevant Fact of March 09, 2006, the exchange of shares of TDBH by new shares of TELESP will be carried out according to the following table:
EXCHANGE RATIO – ECONOMIC AND FINANCIAL VALUE
Common shares	1 share of TELESP for each group of 75,389 shares of TDBH
Preferred shares	1 share of TELESP for each group of 75,389 shares of TDBH
ADS[1]	1 ADS of TELESP for each group of 1.50778 ADSs of TDBH

1 Each ADS of TDBH represents 50,000 preferred shares of the Company.

b)	From September 11, 2006 on, or any previous date that may be informed by the management of TELESP, the sale of shares through bank agreements, as well as the over-the-counter transfers will be retaken, while the transactions will already include the shares of TELESP issued as a consequence of the merger of TDBH.

III) PAYMENT OF DIVIDENDS AND INTERESTS ON THE COMPANY’S NET WORTH

3.1 Interim Dividend – Fiscal Year 2006:

We inform the shareholders of TDBH that the payment of Interim Dividends of TELESP will begin on September 22, 2006 to the holders of common and preferred shares of TELESP issued in lieu of the common and preferred shares of TDBH. Such dividends will be paid in accordance with the resolutions taken by the Board of Directors of TELESP at the Meeting held on May 23, 2006, ad referendum of the General Shareholders’ Meeting of 2007, according to the Notice to Shareholders of May 23, 2005. The Interim Dividends will be granted to the holders of new common and preferred shares of TELESP at the time of the actualization of the records of TELESP to reflect the issuance of new shares for the former shareholders of TDBH (scheduled to take place by the end of the day on August 29, 2006) and they amount to R$32,820,151.36 (thirty two million, eight hundred twenty thousand, one hundred fifty one Reais and thirty two cents), according to the table below, whose values will be corrected by the variation of the CDI, from June 26, 2006 (date in which the Interim Dividends for the shareholders of TELESP were paid) until September 22, 2006, date in which the respective resources will be put at the disposal of those entitled to them:

Type of Share	Common	Preferred (*)

Amount per share of TELESP: R$	2.166017518411	2.382619270253

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

Said distribution is based on the retained earnings reported in the last annual balance sheet of TELESP as of December 31, 2005 and the earnings of the balance sheet of the 1st quarter ended on March 31, 2006, and in accordance with article 28 of Telesp’s bylaws and articles 204 and 205 of the Law 6404/76.

The shareholders of TDBH that exercise the right of withdrawal will not be entitled to the dividends distributed by TELESP.

3.2 Interests on the Company’s Net Worth – Fiscal Year 2006:

We inform the shareholders of TDBH that the payment of Interests on the Company’s Net Worth of TELESP related to the fiscal year 2006 will begin on September 22, 2006 to the holders of common and preferred shares of TELESP issued in lieu of the common and preferred shares of TDBH, in accordance with article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. Such payment is in accordance with the resolutions taken by the Board of Directors of TELESP at the Meeting held on May 23, 2006, ad referendum of the General Shareholders’ Meeting of 2007, according to the Notice to Shareholders of May 23, 2006. The Interests on the Company’s Net Worth will be granted to the holders of new common and preferred shares of TELESP at the time of the actualization of the records of TELESP to reflect the issuance of new shares for the former shareholders of TDBH (scheduled to take place by the end of the day on August 29, 2006) and they amount to R$8,137,663.60 (eight million, one hundred thirty seven thousand, six hundred sixty three Reais and sixty cents) and after withholding the income tax of 15% comes to a net amount of R$6,917,014.06 (six million, nine hundred seventeen thousand, fourteen Reais and six cents), according to the table below, whose values will be corrected by the variation of the CDI, from June 26, 2006 (date in which the Interests on the Company’s Net Worth for the shareholders of TELESP were paid) until September 22, 2006, date in which the respective resources will be put at the disposal of those entitled to them:

Amount per share of TELESP: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	0.537057910488	0.080558686573	0.456499223915
Preferred Shares (*)	0.590763701537	0.088614555230	0.502149146307

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

The corresponding credit will be made in the Company’s accounting records on August 29, 2006, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on August 29, 2006. The shareholders of TDBH that exercise the right of withdrawal will not be entitled to the Interests on the Company’s Net Worth distributed by TELESP.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until September 11, 2006 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A., the depositary bank of Telesp, located at Av. Brigadeiro Luis Antonio, 1827 – 8º andar – Bloco B - CEP: 01317-002– Bela Vista – São Paulo – SP.

According to the established in the sole paragraph of article 29 of TELESP’s bylaws, such Interests on the Company’s Net Worth may be charged to the minimum mandatory dividend of the fiscal year 2006.

3.3	Income Tax Withholding:

	a)	An income tax of 15% is withheld at the source when paying Interests on the Company’s Net Worth;

	b)	Dividends are exempt of Income Tax Withholding, according to the Law #9245/95;

	c)	Over the corrected values due to the variation of the CDI on the Interests on the Company’s Net Worth and Dividends, an income tax of 15% will be withheld at the source at the time of the payment;

	d)	No income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

3.4	Payment:

	a)	The new shareholders of TELESP, originated from the merger of TDBH into TELESP with shares in custody at the CBLC will receive through their Agents.

	b)	The other new shareholders of TELESP, originated from the merger of TDBH into TELESP must go directly to the branches of Banco ABN AMRO Real S.A.

3.5	Additional Information:

Dividends and Interests on the Company’s Net Worth not claimed within the period of 03 (three) years after the date of the beginning of the payment will be forfeited in favor of the Company (Law #6404 of December 15, 1976, Article 287, II, a).

São Paulo, August 03, 2006

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Pedro Lucas Antón Lázaro

Investor Relations Director

TELEFÔNICA DATA BRASIL HOLDING S.A.
Gilmar Roberto Pereira Camurra
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 03, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director